UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02029915

NO ACT
P.E 3-19-2002
133-02350

DIVISION OF
CORPORATION FINANCE

March 19, 2002

Edward F. Greene, Esq.
Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall Street
London EC2V 5EH

Act Exchange Act of 1934
Section 13(d)
Rule 13d-1(b)(1)(ii)
Public Availability March 19, 2002

Re: CGNU plc and Designated Entities
Incoming letter dated March 19, 2002

Dear Mr. Greene:

The Division of Corporation Finance will not recommend enforcement action to the Commission if CGNU and the Designated Entities report beneficial ownership on Schedule 13G pursuant to Rule 13d-1(b). CGNU and the Designated Entities may not use Schedule 13G if they acquire the subject securities with the purpose or effect of changing or influencing control of the issuer. In addition, as a parent holding company, the aggregate holdings of CGNU plc held directly, or indirectly through subsidiaries that are not Designated Entities or persons described in Rule 13d-1(b)(1)(ii), must not exceed 1% of the subject class of outstanding securities.

This position is based on the facts described and the representations made in your letter. In particular, we note your representations regarding the comparability of foreign and United States laws governing CGNU and the Designated Entities listed in Rule 13d-1(b)(1)(ii). We also note your undertaking to furnish the information otherwise required by Schedule 13D upon our request.

We understand that CGNU owns certain of the Designated Entities through intermediate holding companies. Those intermediate holding companies may file on Schedule 13G as Designated Entities if the intermediate holding companies do not own directly, or indirectly through subsidiaries that are not Designated Entities or persons described in Rule 13d-1(b)(1)(ii), more than 1% of the subject class of outstanding securities.

Any change in the facts described and representations made in your letter may change our conclusion. This letter only expresses our position on enforcement action. It does not express any legal conclusions on the questions presented.

Sincerely,

C. Chalk

Christina Chalk
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

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E-Mail: egreene@cgsh.com

March 19, 2002

VIA FACSIMILE AND FEDERAL EXPRESS

Dennis Garris, Esq.
Lillian Cummins, Esq.
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CGNU plc and Designated Entities Request to Report on Schedule 13G as Qualified Institutional Investors

Dear Mr. Garris and Ms. Cummins,

I am writing on behalf of CGNU plc ("CGNU") to request assurance that the Division of Corporation Finance (the "Division") will not recommend enforcement action by the Securities and Exchange Commission (the "Commission") if CGNU and certain of its non-U.S. subsidiaries listed in Annex A to the Request report beneficial ownership of registered equity securities as required by the rules promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), on Schedule 13G as qualified institutional investors rather than on Schedule 13G as passive investors or on Schedule 13D.

I. Background

CGNU is a publicly-owned company organized under the laws of England and Wales and is the parent holding company of an international group of operating subsidiary companies situated in over 20 countries around the world (collectively referred to as the "Group"). CGNU is one of the top five life companies in Europe and operates the world's seventh-largest insurance group, based on gross premiums written in 2000. Most of its business is in the long-term savings industry, where it concentrates on the sale of private personal pension products, life insurance and various other long-term savings products. The Group also operates a substantial property and casualty insurance business and is active in asset management. In 2000, CGNU's long-term savings and property and casualty insurance businesses generated worldwide premium income and investment sales of £27 billion, while its asset management business controlled over £220 billion in assets. At the end of 2000, CGNU had more than 70,000 employees worldwide and over 15 million customers.

CGNU and many of the Group companies are subject to comprehensive regulation by the Financial Services Authority in the United Kingdom, and are subject to regulation elsewhere by other government regulatory agencies, as described in greater detail below.

Further information about the Group can be found on its web-site at www.cgnu-group.com.

II. Designated Entities

A number of non-U.S. subsidiaries within the Group (collectively, the "Designated Investment Advisors") provide investment management and advisory services exclusively to non-U.S. accounts and are not registered as investment advisors in the United States under the Investment Advisers Act of 1940. They operate, however, in a very similar manner to U.S. registered advisors and are subject to extensive regulation in their home jurisdictions. Portfolio investments made by the Designated Investment Advisors are made in the ordinary course of the investment advisory business, both with respect to third-party funds and internal funds,[1] and are not intended to nor likely to result in a change of control of the issuers of the portfolio securities.

In addition, certain non-U.S. subsidiaries within the Group (collectively, the "Designated Insurance Companies" and, together with the Designated Investment Advisors, the "Designated Entities") conduct insurance operations outside the United States. The Designated Insurance Companies are integral parts of an international group of insurance companies that is the functional equivalent of a single global insurance company. Portfolio investments by the Designated Insurance Companies in the Group, like portfolio purchases by insurance companies generally, are made to satisfy the Group's general investment requirements in the ordinary course of its business and are not intended to nor likely to result in a change of control of the issuers of the portfolio securities. Delta Lloyd Nuts Ohra N.V., a Designated Insurance Company in the Netherlands, also operates a commercial banking business, providing private and retail banking services to individuals and businesses, together with mortgage lending, stock brokerage, custody and institutional asset management services.

In the ordinary course of their business, the Designated Entities generally exercise discretionary investment and voting power over the portfolio securities of their accounts, and some of these portfolio securities are equity securities subject to the reporting requirements of

[1] As indicated above, at December 31, 2000 the Group had over £220 billion in funds under management, £27 billion of which was for the account of third-party clients and the remainder of which represented proprietary funds related to the Group's long-term savings business.

Sections 13(d) and 13(g) of the Act. As such, for purposes of Sections 13(d) and 13(g), the Designated Entities, and CGNU, may be deemed the beneficial owners of these equity securities and have reporting obligations with respect to them. However, the Designated Entities and CGNU are not formed under the laws of the United States and, consequently, do not meet the express criteria set forth for qualified institutional investors in Rule 13d-1(b)(1)(ii). Therefore, although the Designated Entities and CGNU are eligible to use short-form Schedule 13G as passive investors, they may not be able to use Schedule 13G on the same timing as is available to other comparable U.S. institutions that are qualified institutional investors.

Together with CGNU, Annex A sets forth the names of the Designated Entities for which relief is requested, their jurisdictions of incorporation and categorization for Rule 13d-1 purposes.[2] Unless otherwise indicated, each Designated Entity is a wholly-owned, direct or indirect subsidiary of CGNU. In addition, each Designated Entity is regulated as an investment advisor, insurance company and/or bank in its jurisdiction of organization and would be a qualified institutional investor of the type listed in Rule 13d-1(b)(1)(ii) if it were registered as such in the United States.

III. Discussion

A. Basis for No-Action Relief

In the release adopting the rules affording qualified institutional investors special timing for the filing of beneficial ownership reports,[3] the Commission recognized that the usual timing requirements for filing Schedule 13D impose substantial burdens on institutional investors that are disproportionate to the benefits obtained by disclosure of the information to be reported on Schedule 13G. The Commission indicated, however, that it had not made Schedule 13G available on the same terms to non-U.S. institutions because of concern that the Commission might encounter "substantial enforcement difficulties" in seeking to ensure that such institutions would make available to the Commission in the United States, if required, the same information they would be required to furnish in responding to the disclosure requirements of Schedule 13D. Nonetheless, in many instances the Commission staff granted no-action relief to specific foreign institutional investors on a case-by-case basis allowing such foreign institutional investors to file on Schedule 13G as qualified institutional investors.[4] This has particularly been the case when, for example, the regulation to which such foreign institutions are subject is comparable to U.S. regulation and where such foreign institutions have a nexus, either directly or through affiliated companies, with federal or state regulators in the United States.[5]

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[2] We understand that the Commission no longer grants no-action assurances for unidentified entities.

[3] *See* Securities Act of 1933 Release No. 5609; Securities Exchange Act of 1934 Release No. 11616 (August 25, 1975).

[4] *See, e.g.*, Swiss Bank Corporation (pub. avail. Jan. 17, 1997), Morgan Stanley Group, Inc. (pub. avail. Dec. 29, 1995), Deutsche Bank AG (pub. avail. April 13, 1994), Union Bank of Switzerland (pub. avail. Nov. 23, 1992), the AXA Group (pub. avail. July 31, 1992), CS Holding Group (pub. avail. Jan. 16, 1992) and Prudential plc (pub. avail. July 15, 1991).

[5] *See id.*

The amendments to Rule 13d-1 adopted by the Commission in 1998[6] permit investors, including foreign investors, that satisfy the so-called "passive investor" requirements to file reports of beneficial ownership on short-form Schedule 13G. However, such "passive investors" must file initial reports within the same time frame applicable to investors otherwise required to file reports on Schedule 13D. In contrast, institutional investors that satisfy the requirements of a "qualified institutional investor" are permitted to file reports of beneficial ownership on Schedule 13G on a substantially different, and less burdensome, basis. Consequently, although the 1998 amendments ameliorated the disclosure burden on foreign institutional investors that qualify as "passive investors," the amendments did not entirely eliminate the differences in treatment between qualified institutional investors and comparable foreign institutional investors that do not satisfy the technical requirements to be a qualified institutional investor.

The Commission realized that the adoption of the 1998 amendments would not, due to the timing differences, eliminate the desire of foreign institutional investors to report as qualified institutional investors. The Commission noted in the 1998 Release that it had determined not to expand the list of qualified institutional investors in Rule 13d-1(b)(1)(ii) to include by its terms foreign institutional investors that are the functional equivalent of the domestic qualified institutional investors. The Commission stated nonetheless that, "[a]ny foreign institutional investor that would rather report on Schedule 13G as a Qualified Institutional Investor and does not want to rely on the Passive Investor provisions may continue to seek no-action relief from the staff under current practices."[7] This request is submitted on that basis.

B. Business of CGNU and the Designated Entities

The Commission's reasons for denying foreign institutions the right to use Schedule 13G as qualified institutional investors are not present in this case. First, CGNU and the Designated Entities engage in business activities that, if they were located within the United States, would cause CGNU and the Designated Entities to fall within one of the exceptions listed in Rule 13d-1(b)(1)(ii). Second, CGNU and the Designated Entities are subject to regulation by the governmental authorities in each of the jurisdictions in which they operate and the regulation in each of these jurisdictions is comparable to regulation in the United States. Therefore, the Commission's enforcement concerns with respect to foreign institutions using Schedule 13G are not applicable here. This is especially so given that the Commission, in granting past no-action relief, has passed upon the adequacy of the regulatory regimes to which a substantial portion of the businesses of the Designated Entities is subject.[8] Information on the remaining portion is set forth below.[9] Third, CGU Life Insurance Company of America and CGU Life Insurance

6 *See* Securities Exchange Act of 1934 Release No. 39538 (January 12, 1998) (the "1998 Release").

7 *See* the 1998 Release.

8 *See*, *inter alia*, Fidelity International Limited (pub. avail. Oct. 5, 2000), Manulife Financial Corporation (pub. avail. Oct. 2, 2000), Maple Partners Financial Group (pub. avail. Oct. 21, 1998), Royal Bank of Canada (pub. avail. Mar. 18, 1998), Swiss Bank Corporation (pub. avail. Jan. 17, 1997), Morgan Stanley Group, Inc. (pub. avail. Dec. 29, 1995), Deutsche Bank AG (pub. avail. April 13, 1994), Union Bank of Switzerland (pub. avail. Nov. 23, 1992), the AXA Group (pub. avail. July 31, 1992), CS Holding Group (pub. avail. Jan. 16, 1992) and Prudential plc (pub. avail. July 15, 1991).

9 In addition, we are providing you with summary details concerning the regulation of insurance companies in the Netherlands, although as previously mentioned to you by my colleague, Marie Noble, the Staff has

Company of New York, two of CGNU's wholly-owned insurance subsidiaries, have significant operations in the United States and are together subject to the insurance regulatory regimes of all fifty states. Meanwhile, Morley Fund Management Ltd., one of the Group's primary U.K. fund management businesses, is established in Boston, Massachusetts where an office manages U.S. equities for Morley and performs minor investment advisory services for CGU Life Insurance Company of America.

As you may know, we do not practice law in New Zealand, Hungary, the Netherlands or Ireland and, accordingly, do not advise on the law in these jurisdictions. The discussion in the following summary of the regulation of insurance companies in New Zealand, Hungary and the Netherlands, of investment advisory companies in the Netherlands and Ireland and of banking companies in the Netherlands is based on conversations with members of CGNU's in-house legal department responsible for its subsidiaries in those countries.

1. Regulation of Insurance Companies

The activities of insurance companies in New Zealand are subject to the regulatory supervision of the New Zealand Registrar of Companies (the "Registrar"). Pursuant to the Insurance Companies (Ratings and Inspections) Act 1994, the Financial Reporting Act 1993, the Financial Reporting Standard – Financial Reporting of Insurance Activities FRS 35, the Companies Act 1993, the Commerce Act 1986, the Fair Trading Act 1986 and the Insurance Companies Deposits Act 1953, as applicable, the Registrar regulates the following aspects of insurance business: solvency, accounting principles and financial reporting, supervision of management, distribution of profits, regulatory intervention, diversification of investments, change of control and underwriting standards and limits. CGNU's New Zealand insurance operations are required by law to make annual filings with the Registrar to facilitate its monitoring of these matters, and certain periodic filings with respect to overall claims paying ability.

The activities of insurance companies in Hungary are subject to the regulatory supervision of Pénzügyi Szervezetek Állami Felügyelete ("PSZÁF"), the financial supervisory authority. The PSZÁF regulates the following aspects of the insurance business: solvency, accounting principles and financial reporting, supervision of management, distribution of profits, regulatory intervention, diversification of investments, change of control and underwriting standards and limits, each pursuant to the Law on Insurance XCVI/1995 and other relevant statutes. CGNU's Hungarian subsidiary is required to make periodic filings with PSZÁF to facilitate its monitoring of these matters.

Insurance companies in the Netherlands must register with the Pensioen and Verzeketingskamer (the "Pension"). In addition to providing detailed disclosure in connection with the registration process, insurance companies are required by law to make annual filings with the Pensioen and are subject to annual independent audit requirements.

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adopted favorable no-action positions with respect to the regulation of insurance in the Netherlands and presumably does not require extensive additional information on such regulation in this jurisdiction at present. *See* AXA Group (pub. avail. July 31, 1992) and B.A.T. Industries (pub. avail. Nov. 26, 1990).

2. Regulation of Investment Advisory Activities

Investment advisory companies in the Netherlands must register with De Nederlandsche Bank (the "Dutch Central Bank"). Such entities are required by law to file quarterly and annual reports with the Dutch Central Bank and are subject to annual independent audit requirements.

Irish investment advisors must register with the Central Bank of Ireland under Section 10 of the Intermediaries Act 1995, and are subject to securities commission oversight. Following a disclosure process accompanying initial registration, investment advisory operations in Ireland have ongoing filing obligations with respect to corporate structure, the appointment of directors, certain relevant codes of conduct, capital adequacy and money laundering. In addition, Irish investment advisors are required to file, on a quarterly basis, income statements and balance sheets, together with information concerning client monies held.

3. Regulation of Banks

Banks in the Netherlands must also register with the Dutch Central Bank and, if they engage in sharedealing and investment advisory activities, with the Stichting Toezicht Effectenverkeer (the Dutch securities regulator). Banks are also required by law to file monthly and annual reports with the Dutch Central Bank and are subject to annual independent audit requirements. Quarterly and annual reports are required with respect to sharedealing and investment advisory activities and such operations are also subject to annual independent audit requirements.

IV. Conclusion

CGNU agrees to furnish or make available to the Commission staff, at its request, the information that would otherwise be required to be furnished in response to the disclosure requirements of Schedule 13D with respect to CGNU and the Designated Entities, along with any supporting material or documents necessary to verify the accuracy of such information.

Furthermore, CGNU acknowledges that it is familiar with the requirements of Rule 13d-1(b)(1)(ii)(G). To the extent that CGNU or other companies, including intermediate holding companies in the Group,[10] that are not persons specified in Rule 13d-1(b)(1)(ii) or Designated Entities covered by the relief hereby requested, own in excess of 1% of a subject class of registered securities and CGNU and/or any such intermediate holding company, as applicable, is deemed to beneficially own in excess of 5% of a subject class of registered securities, directly and/or indirectly through the Group, CGNU and any such intermediate holding company, as applicable, will report such ownership on Schedule 13G as a passive investor or on Schedule 13D.

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10 CGNU owns certain companies that currently engage in the activities described in Rule 13d-1(b)(1)(ii)(A)-(F), (H), (I) through intermediate holding companies. The use of such intermediate holding companies in large multi-national business organizations is common. CGNU respectfully requests that any intermediate holding company owned directly or indirectly by CGNU be treated as a "parent holding company" for purposes of Rule 13d-1(b)(1)(ii)(G). *See, e.g.*, Royal Bank of Canada (pub. avail. March 18, 1998) and Swiss Bank Corporation (pub. avail. Jan. 17, 1997).

CGNU also recognizes that Schedule 13G will not be available in those instances in which more than 5% of a class of equity securities subject to Section 13(d) of the Act is acquired or held with the purpose or effect of changing or influencing the control of the issuer thereof or in connection with or as a participant in any transaction having such purpose or effect. CGNU would make a filing on Schedule 13D in those instances.

Based upon the facts, undertakings and representations set forth above, we respectfully request that the Division provide no-action relief allowing CGNU and the Designated Entities to report the ownership of registered equity securities on Schedule 13G as qualified institutional investors in the circumstances described above. This relief would be consistent with the relief granted in the following instances: Fidelity International Limited (pub. avail. Oct. 5, 2000), Manulife Financial Corporation (pub. avail. Oct. 2, 2000), Maple Partners Financial Group (pub. avail. Oct. 21, 1998), Royal Bank of Canada (pub. avail. Mar. 18, 1998), Swiss Bank Corporation (pub. avail. Jan. 17, 1997), Morgan Stanley Group, Inc. (pub. avail. Dec. 29, 1995), Deutsche Bank AG (pub. avail. April 13, 1994), Union Bank of Switzerland (pub. avail. Nov. 23, 1992), the AXA Group (pub. avail. July 31, 1992), CS Holding Group (pub. avail. Jan. 16, 1992) and Prudential plc (pub. avail. July 15, 1991).

We request the opportunity to speak with the staff in the event the Division proposes to withhold the no-action relief requested herein. Should you have any questions or require any additional information, please do not hesitate contact the undersigned at the above telephone number, William A. Groll at +44 207 614 2280 or A. Marie Noble at +44 207 614 2397.

Very truly yours,

p.p. Edward F. Greene

Annex A

Name	Jurisdiction of Incorporation	Categorization
CGNU plc	England and Wales	Parent Holding Company
Morley Fund Management Ltd., Norwich Union Investment Management Ltd.	England and Wales	Investment Advisors
Morley Fund Management (Japan) KK	Japan	Investment Advisor
Morley Fund Management (Singapore) Ltd.	Singapore	Investment Advisor
Hibernian Investment Managers Ltd.	Ireland	Investment Advisor
Delta Lloyd Nuts Ohra N.V.	The Netherlands	Insurance Company, Bank
OHRA Belinggingen Beheer BV, Delta Lloyd Beheermaatschappij, Delta Lloyd Bewaarmaatschappij, Ennia Caribe Holding NV	The Netherlands	Investment Advisors
Delta Lloyd Deutschland GmbH	Germany	Insurance Company
Delta Lloyd Investment Managers	Germany	Investment Advisor
Norwich Finance France SA, Norwich Fiananciere de Gestion	France	Insurance Companies
Victoire Asset Management SA	France	Investment Advisor
Commercial Union Vita SpA (55% ownership)	Italy	Insurance Company
ABN AMRO Magyar Elet Es Nyugdijbiztosito Reszenytarsasag	Hungary	Insurance Company
CGU Investment Management Canada Ltd	Canada	Investment Advisor
New Zealand Insurance Ltd.	New Zealand	Insurance Company